Exhibit 11.2

CODE OF ETHICS

Introduction

Our Board of Directors has adopted this Code of Ethics to provide principles for the purpose of promoting:

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Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

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Full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, any Securities Commission in Canada and in other public communications;

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Compliance with applicable governmental laws, rules and regulations;

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The prompt internal reporting of violations of our Code of Ethics; and

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Accountability for adherence to our Code of Ethics.

Our Code of Ethics applies to all of our employees, directors and officers, including our Chief Executive Officer, Chief Financial Officer and other senior financial officers performing similar functions.  In our Code of Ethics these individuals are referred to as “you”.

Principles

1.

You shall act with honesty and integrity in the performance of your duties, shall comply with all laws, rules and regulations of federal and provincial governments and other private and public regulatory agencies that affect the conduct of our business and our financial and other reporting.

2.

You are responsible for full, fair, accurate, timely and understandable disclosure in the reports and documents that we file with, or submit to, the Canadian Securities Administrators and in our other public communications.  Accordingly, each of you is responsible for promptly bringing to the attention of the Chief Financial Officer any material information of which you may become aware that affects our disclosure in our public filings.

3.

You shall promptly bring to the attention of the Chief Financial Officer any information you may have concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to us and the operation of our business or any violation of this Code of Ethics.  You may also use the complaint procedures that have been established by our Audit Committee.  In either event, any reporting is confidential and you are protected from retaliation.

4.

You shall promptly bring to the attention of the Chief Financial Officer any information you may have concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect our ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other employees, including those who have a significant role in our financial reporting, disclosures or internal controls.

5.

You must avoid any personal activity or association that could appear to influence your judgment or affect our best interests.  You shall promptly bring to the attention of the Chief Financial Officer any information you may have concerning any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees, including those who have a significant role in our financial reporting, disclosures or internal controls.

Reporting Violations

If you observe or become aware of an actual or potential violation of this Code of Ethics or of any law or regulation, it is your responsibility to report the circumstances of the actual or potential violation as provided below.  You are also required to cooperate in the investigation by East Energy of the actual or potential violation of this Code of Ethics.  Any employee who in good faith raises an issue regarding a possible violation of law or this policy will not be subject to retaliation, and his or her confidentiality will be protected to the extent possible, consistent with law, corporate policy and the requirements necessary to conduct an effective investigation.

To report an actual or potential violation of this Code of Ethics, you should contact the Chief Financial Officer or the Vice President/Corporate Secretary, (“VP/Corp. Secretary”) either in person or in writing at (604) 688-0939 or email:  mar@eastenergy.com.   The Company’s address is 2772 – 1055 West Georgia Street, Vancouver, B.C.  V6E 3R5.  The  Chief Financial Officer or VP/Corp. Secretary will forward the report to the Chair of the Audit Committee and retain a copy of the report until the report is addressed at a meeting of the Board of Directors or until such time as the Chair of the Audit Committee confirms that the Board of Directors has satisfactorily addressed the report of the actual or potential violation of this Code of Ethics.

If you are not satisfied with the Chief Financial Officer’s response or the VP/Corp. Secretary’s response or require an alternative means of reporting a violation, you may also report an actual or potential violation of this Code of Ethics directly to the Chair of the Audit Committee by:

1.

sealing the report in an envelope marked:

Confidential – Code of Ethics Violation

Chair, East Energy Audit Committee

2.

forwarding the sealed envelope in a further sealed envelope marked and addressed as follows:

Mar Bergstrom

2772 – 1055 West Georgia Street

Vancouver, B.C.

V6E 3R5

Private and Confidential

Please call the Chief Financial Officer at (604) 688-0939 or the Chair of the Audit Committee at the same number if you have any questions or concerns about the above procedures.

Violations and Waivers

Our Chief Financial Officer or VP/Corp. Secretary shall advise the Board of Directors in writing of all violations of this Code of Ethics reported to her. .  The Chair of the Audit Committee shall also advise the Board of Directors of all violations of this Code of Ethics reported to him in confidence and take, to the extent possible, necessary precautions to maintain the confidentiality of the report.

Our Board of Directors shall determine, with or without the advice of others, appropriate actions to be taken in the event there is a violation of this Code of Ethics.  These actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to this Code of Ethics and may include actions ranging from (a)  written notices to the individual involved that the Board has determined that there has been a violation to (b) termination of the individual’s employment.  In determining what action is appropriate in a particular case, the Board of Directors will take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action and whether or not the individual in question had committed other violations in the past.

No waivers of any provision of this Code of Ethics may be made except by the Board of Directors.  Only the Board of Directors may amend this Code of Ethics.  Any waiver or amendment shall be reported as required by law or regulation.